# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Old Second Bancorp, Inc. (OSBC), CIK 0000357173
CUSIP: 680277100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 37 South River Street, Aurora, Illinois (IL), 60507
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001420506-20-001005
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,870,988; sole dispositive power 0; shared dispositive power 1,750,774; aggregate amount beneficially owned 1,870,988 (4.17% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 1,576,562 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 54,518 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC and 73,197 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 119,694 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 1,576,562 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 54,518 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 119,694 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,576,562; sole dispositive power 0; shared dispositive power 1,576,562; aggregate amount beneficially owned 1,576,562 (3.52% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 1,576,562 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 54,518; sole dispositive power 0; shared dispositive power 54,518; aggregate amount beneficially owned 54,518 (0.12% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 54,518 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,870,988; sole dispositive power 0; shared dispositive power 1,750,774; aggregate amount beneficially owned 1,870,988 (4.17% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 1,576,562 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 54,518 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC and 73,197 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 119,694 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 1,576,562 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 54,518 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 119,694 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
- Bridge Equities XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 47,017; sole dispositive power 0; shared dispositive power 47,017; aggregate amount beneficially owned 47,017 (0.1% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC.
- Bridge Equities XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 73,197; sole dispositive power 0; shared dispositive power 73,197; aggregate amount beneficially owned 73,197 (0.16% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 73,197 shares of common stock of the Issuer held by Bridge Equities XIV, LLC
- SunBridge Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 120,214; sole dispositive power 0; shared dispositive power 120,214; aggregate amount beneficially owned 120,214 (0.27% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC and 73,197 shares of common stock of the Issuer held by Bridge Equities XIV LLC, of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares.
- SunBridge Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 120,214; sole dispositive power 0; shared dispositive power 120,214; aggregate amount beneficially owned 120,214 (0.27% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC and 73,197 shares of common stock of the Issuer held by Bridge Equities XIV LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- White Oak Legacy, Inc: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); member of a group; sole voting power 0; shared voting power 120,214; sole dispositive power 0; shared dispositive power 120,214; aggregate amount beneficially owned 120,214 (0.27% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 47,017 shares of common stock of the Issuer held by Bridge Equities XI, LLC and 73,197 shares of common stock of the Issuer held by Bridge Equities XIV LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. White Oak Legacy, Inc. is the Manager of SunBridge Holdings, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Old Second Bancorp, Inc. (OSBC)
Address of issuer's principal executive offices: 37 South River Street, Aurora, IL 60507

## Item 2. Person Filing
Name of person filing:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Bridge Equities XI, LLC
Bridge Equities XIV, LLC
Martin Friedman
SunBridge Manager, LLC
SunBridge Holdings, LLC
White Oak Legacy, Inc
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Bridge Equities XI, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

Bridge Equities XIV, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Manager, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

White Oak Legacy, Inc
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Bridge Equities XI, LLC, Bridge Equities XIV, LLC, and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC - Delaware limited liability companies
Martin Friedman - United States citizen
White Oak Legacy, Inc - Maryland corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 1,870,988 shares
Financial Opportunity Fund LLC - 1,576,562 shares
Financial Opportunity Long/Short Fund LLC - 54,518 shares
Martin Friedman - 1,870,988 shares
Bridge Equities XI, LLC - 47,017 shares
Bridge Equities XIV, LLC - 73,197 shares
SunBridge Manager, LLC - 120,214 shares
SunBridge Holdings, LLC - 120,214 shares
White Oak Legacy, Inc - 120,214 shares
Percent of class:
FJ Capital Management LLC - 4.17%
Financial Opportunity Fund LLC - 3.52%
Financial Opportunity Long/Short Fund LLC - 0.12%
Martin Friedman - 4.17%
Bridge Equities XI, LLC - 0.10%
Bridge Equities XIV, LLC - 0.16%
SunBridge Manager, LLC - 0.27%
SunBridge Holdings, LLC - 0.27%
White Oak Legacy, Inc - 0.27%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 1,870,988 shares
Financial Opportunity Fund LLC - 1,576,562 shares
Financial Opportunity Long/Short Fund LLC - 54,518 shares
Martin Friedman - 1,870,988 shares
Bridge Equities XI, LLC - 47,017 shares
Bridge Equities XIV, LLC - 73,197 shares
SunBridge Manager, LLC - 120,214 shares
SunBridge Holdings, LLC - 120,214 shares
White Oak Legacy, Inc - 120,214 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 1,750,774 shares
Financial Opportunity Fund LLC - 1,576,562 shares
Financial Opportunity Long/Short Fund LLC - 54,518 shares
Martin Friedman - 1,750,774 shares
Bridge Equities XI, LLC - 47,017 shares
Bridge Equities XIV, LLC - 73,197 shares
SunBridge Manager, LLC - 120,214 shares
SunBridge Holdings, LLC - 120,214 shares
White Oak Legacy, Inc - 120,214 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (10/23/2024)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (10/23/2024)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (10/23/2024)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, Managing Member (10/23/2024)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (10/23/2024)
- Martin Friedman: Martin Friedman, Individual (10/23/2024)
- Bridge Equities XI, LLC: SunBridge Manager, LLC, Managing Member (11/07/2024)
- Bridge Equities XI, LLC: David J. Korotkin, Vice President (11/07/2024)
- Bridge Equities XIV, LLC: SunBridge Manager, LLC, Managing Member (11/07/2024)
- Bridge Equities XIV, LLC: David J. Korotkin, Vice President (11/07/2024)
- SunBridge Manager, LLC: SunBridge Holdings, LLC, Managing Member (11/07/2024)
- SunBridge Manager, LLC: David J. Korotkin, Vice President (11/07/2024)
- SunBridge Holdings, LLC: White Oak Legacy, Inc., Manager (11/07/2024)
- SunBridge Holdings, LLC: David J. Korotkin, Vice President (11/07/2024)
- White Oak Legacy, Inc: David J. Korotkin, Vice President (11/07/2024)